Exhibit 99.28

June 10, 2019 #2019-10

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Midas Gold Corp. Announces Bought Deal Public Offering

Vancouver, June 10, 2019 – Midas Gold Corp. (TSX:MAX, OTCQX:MDRPF) (“Midas Gold” or the “Company”) has today entered into an agreement with RBC Capital Markets and BMO Capital Markets (as co-lead underwriters) and a syndicate of underwriters (collectively, the “Underwriters”) in connection with a bought deal public offering (the “Offering”) of 33,200,000 common shares of the Company (the “Common Shares”). The Common Shares will be offered at a price of C$0.60 per Common Share for gross proceeds of approximately C$19.9 million.

The proceeds from the sale of the Common Shares will be used to advance the feasibility study on, and permitting for, the redevelopment and restoration of the Stibnite Gold Project, Idaho, and general working capital.

Paulson & Co. Inc. (“Paulson”) has indicated its intent, by participating in the Offering, to maintain its pro rata interest of 29.11% of outstanding Common Shares, on a partially diluted basis assuming conversion of only the outstanding senior unsecured convertible notes held by Paulson (and no other outstanding convertible securities of the Company) into Common Shares, pursuant to Paulson's contractual participation right under the investor rights agreement dated March 17, 2016, as amended May 9, 2018, between Paulson, Idaho Gold Resources Company, LLC (a subsidiary of Midas Gold) and the Company.

Barrick Gold Corporation (“Barrick”), a 19.6% shareholder of the Company, pursuant to its contractual participation commitment under the investor rights agreement dated May 16, 2018, as amended March 24, 2019, May 15, 2019 and May 24, 2019 between Barrick and the Company, has indicated its intent to acquire, through participation in the Offering, such number of Common Shares as will allow Barrick to have a 19.9% ownership interest of all outstanding Common Shares upon completion of the Offering.

The Common Shares to be issued under the Offering will be offered in accordance with the terms of a prospectus supplement in all provinces in Canada except Quebec and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and such other jurisdictions as may be agreed upon by the Company and the Underwriters.

Closing of the Offering is expected to occur on or about June 19, 2019 and is subject to regulatory approval including that of the Toronto Stock Exchange.

This press release is not an offer or a solicitation of an offer of securities for sale in the United States. The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Caution Regarding Forward Looking Information:

This news release contains forward-looking statements regarding the Offering, closing of the Offering, use of proceeds of the Offering, the filing of one or more prospectus supplements, and continued advancement of the Stibnite Gold Project. These forward-looking statements are provided as of the date of this news release, or the effective date of the documents referred to in this news release, as applicable, and reflect predictions, expectations or beliefs regarding future events based on the Company's beliefs at the time the statements were made, as well as various assumptions made by and information currently available to them. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of any shelf prospectus filings and related offerings will be obtained in a timely manner; that all conditions precedent to the completion of the Offering will be satisfied in a timely manner; that general economic and business conditions will not change in a materially adverse manner; and that the Company will be able to raise additional funds on reasonable terms. Although management considers these assumptions to be reasonable based on information available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions on which they are based do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the expectations expressed in them. These risk factors may be generally stated as the risk that the assumptions expressed above do not occur, but specifically include, without limitation, risks relating to: general market conditions; the Company’s ability to secure financing, on favourable terms, pursuant to the Company's final short form base shelf prospectus dated April 4, 2019 (the “Shelf Prospectus”) and any prospectus supplements; and the additional risks described in the Shelf Prospectus and the Company's latest Annual Information Form, and other disclosure documents filed by the Company on SEDAR. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company, except as required by law.